

October 23, 2020

Ryan Belanger-Saleh
Co-Chief Executive Officer
Gatsby Digital, Inc.
28 Liberty St.
New York, NY 10005

> **Re: Gatsby Digital, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed October 7, 2020**
> **File No. 024-11292**

Dear Mr. Belanger-Saleh:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2020 letter.

Amendment No. 3 to Form 1-A

Risk Factors
Investors in this offering will enter into an Investors' Rights Agreement that will limit their voting rights . . . ., page 10

1. Please revise this risk factor to clarify, if true, that the voting right restrictions apply to all shares of capital stock of the company held by an investor, including shares of common stock acquired upon conversion of the preferred stock, and not just preferred stock. In this regard, we note that Section 4 of the Investors' Rights Agreement applies to "all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder."

Investor Perks, page 14

2.   We note that you will provide specific perks to investors who purchase a minimum of
        5,435 shares in the offering, including certain trading credits in their Gatsby Platform
        accounts. Please revise to briefly explain the nature of such trading credits and provide
        illustrative examples of how they may be used by investors.

Our Advantage, page 20

3.   We note your statement in the seventh paragraph on page 20 and elsewhere that your
        customers can earn Gatsby Rewards Points for each trade that can be redeemed for gift
        cards. As previously requested, please describe in greater detail the thresholds at which
        such points trigger rewards (e.g., clarify the monetary value of a gift card that one Gatsby
        Rewards Point represents.) Also please provide an estimate of any costs you expect to
        incur for purchasing gift cards or other rewards for which outstanding rewards points will
        be redeemed in the future.

Plan of Operations and Milestones, page 27

4.   Please define the acronym "LTV" in the table under the heading "Clear Path to a
        Profitable Zero-commission Model" on page 27. Substantially revise to clearly explain
        how each of the figures under the "User Acquisition" and "LTV" columns were
        calculated. Also clearly explain the assumptions underlying "management's current
        views," which you using for illustrative purposes, as you state at the bottom of page 27.
        Finally, please explain what you mean by the phrases "revenue from float," "Gatsby
        Gold," "routing away," and "churn extrapolated from current levels."

5.   We note your statement in the graphic at the bottom of page 27 that "[d]etailed financial
        projections will be made available in the data room for additional review once the offering
        is qualified and made available for investment." Please tell us what you mean by the "data
        room" and tell us why you believe you can provide such information to investors when it
        is not in the offering statement.

Exhibits

6.   We note your statements in your test-the-waters materials that:
        •   your pre-money valuation is estimated at $25,000,000 (refer to Exhibit 13.1);
        •   you have plans to create a Gatsby gold premium account (refer to Exhibit 13.3); and
        •   your revenue model appears to include secondary revenue sources (e.g., interest on
            floats and cash balances from customer accounts and from stock loans) (refer to
            Exhibits 13.3).

        Please revise to include this information in your offering circular. Also explain how your
        pre-money valuation was calculated. Alternatively, please explain why such information
        is not material to investors.

You may contact Michael Henderson at (202) 551-3364 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance